

Rob Laqui · 3rd

Producer and Creative Consultant working to innovate and transform the commercial producing industry.

New York, New York, United States · Contact info

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A STRANGE LOOP on Broadway

Commercial Theatre Institute

About

Creative Producer by way of theatre, dance, and puppetry.

Activity

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Experience

Co Producer
A STRANGE LOOP on Broadway
Apr 2022 - Present · 4 mos
New York, New York, United States

Tony nominated producer of A STRANGE LOOP on Broadway.

Creative Producer and Originating Member
The Industry Standard Group · Full-time
Jun 2020 - Present · 2 yrs 2 mos
New York, New York, United States

Core originating cohort of The Industry Standard Group LLC, a fully BIPOC invested commercial arts and entertainment company. ...see more

Associate Producer
Octopus Theatricals, LLC · Full-time
Oct 2019 - Present · 2 yrs 10 mos
New York, New York, United States

Producer and Associate Producer for multiple projects.

NT America - Production Coordinator
National Theatre · Full-time
Sep 2018 - Present · 3 yrs 11 mos
New York, New York, United States

Managing the New York producing office of the National Theatre of Great Britain as well as facilitating the process of transferring productions from London to the North American market.

Producer
Cardinal Theatricals
Feb 2011 - Present · 11 yrs 6 mos
New York, New York, United States

Education

Commercial Theatre Institute
14 Week Commercial Producing Program 2020
2020 - 2020

Participated in the 14 week intensive program, a comprehensive course teaching all aspects of commercial theater producing with discussion-based and interactive classes led by the most ...see more

Commercial Theatre Institute
Eugene O'Neill Summer Workshop 2019
2019 - 2019

The Eugene O'Neill Summer Producing Workshop explored the producer's relationship with authors and creative teams and the creative contributions a producer makes to the development and sellii ...see more

Saint Mary's University of Minnesota
Bachelor of Fine Arts - BFA, Musical Theatre

Skills

Communication

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Multiple Projects Simultaneously

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Project Management

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Interests

Companies | Schools

Saint Mary's University of Minnesota
26,584 followers

cardinal.live
67 followers

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